UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

(Mark One)

☒                    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐                       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                 to

Commission File Number

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBVIE SAVINGS PROGRAM

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AbbVie Inc.

1 North Waukegan Road

North Chicago, IL 60064

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBVIE SAVINGS PLAN

DECEMBER 31, 2016 AND 2015

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AbbVie Employee Benefit Board of Review

AbbVie Savings Plan

We have audited the accompanying statements of net assets available for benefits of the AbbVie Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AbbVie Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of AbbVie Savings Plan’s financial statements.  The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 28, 2017

AbbVie Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2016 and 2015

(Dollars in thousands)

	2016	2015

Assets
Cash	$1,013	$94
Investments, at fair value	3,764,121	3,428,346
Notes receivable from participants	46,240	46,293
Accrued interest and dividend income	668	412
Due from brokers	673	1,655

Total assets	3,812,715	3,476,800

Liabilities
Accrued administrative expenses	104	79
Due to brokers	1,660	93

Total liabilities	1,764	172

NET ASSETS AVAILABLE FOR BENEFITS	$3,810,951	$3,476,628

The accompanying notes are an integral part of these statements.

AbbVie Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2016

(Dollars in thousands)

Additions
Contributions
Employer	$75,477
Participant	153,167
Rollovers	12,827

Total contributions	241,471

Investment income
Net appreciation in fair value of investments	129,793
Interest and dividends	96,072

Net investment income	225,865

Interest income on notes receivable from participants	1,563

Total additions	468,899

Deductions
Benefits paid to participants	188,903
Other expenses	605

Total deductions	189,508

Net increase prior to transfer	279,391

Plan transfers in (note A)	54,932

NET INCREASE AFTER TRANSFER	334,323

Net assets available for benefits
Beginning of year	3,476,628

End of year	$3,810,951

The accompanying notes are an integral part of this statement.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

In general, United States employees of AbbVie Inc. (“AbbVie”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Mercer Trust Company and Mercer HR Services LLC (collectively, “Mercer”) served as the custodian, trustee, and record keeper of the Plan through June 30, 2016.  Effective July 1, 2016, the Plan changed the record keeper of the Plan from Mercer to AonHewitt and the custodian and trustee from Mercer to The Northern Trust Company (“Custodian” and “Trustee”).

In May 2015, AbbVie acquired Pharmacyclics, Incorporated, which was renamed Pharmacyclics LLC (“PCYC”) after the acquisition.  PCYC sponsored the Pharmacyclics LLC Retirement Savings Plan (“PCYC Plan”).   On October 4, 2016, the PCYC Plan merged with and into the Plan.  Assets totaling approximately $54,932,000 were transferred from the PCYC Plan to the Plan. Certain features of the PCYC Plan were maintained for the participants covered by that component of the Plan (such as the employee contribution limit, the matching formula, the years of service employer contribution and the vesting schedule).

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Savings Plan Trust (“Trust”).  The Trust is administered by the Trustee and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions immediately following their date of hire.  Eligible employees electing to participate may contribute from 2% to 25% of their eligible earnings to the Trust, subject to certain limitations.  Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions.  The Plan also permits Roth 401(k) after-tax contributions and a Roth 401(k) conversion feature.  Participants may choose to make their contributions from pretax earnings, after-tax earnings or both.  The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC.  Participant contributions may be invested in any of the investment options offered by the Plan.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of AbbVie and, for the year ended December 31, 2016, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan.  Employer contributions are invested each pay period according to the employee’s investment elections.

The Plan offers a variety of investment options including mutual funds and collective trusts of assorted investment strategies, target date funds, a short-term investment fund and AbbVie common shares.  AbbVie was established by the January 1, 2013 separation of Abbott Laboratories (“Abbott”) into two publicly traded companies.  The separation was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

Cash dividends on shares of AbbVie common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan’s year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage

Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with AbbVie within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2016, forfeitures reduced AbbVie’s contributions by approximately $474,000.  Approximately $29,500 and $11,000 of forfeitures were available at the end of 2016 and 2015, respectively.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in installments, cash, AbbVie common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable.  Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 70-1/2.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  Participants with over five years of credited service are permitted to withdraw their after-tax contributions and rollover contributions in shares or in cash, subject to certain limitations.  The Plan also permits hardship withdrawals for participants who meet the criteria outlined in the Plan document.

Notes Receivable from Participants

Participants may convert their pretax accounts into one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service (“IRS”) limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is made through periodic payroll deductions but a loan may be repaid in a lump sum at any time.  For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Rules

On May 1, 2015 the Financial Accounting Standards Board issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent).  The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient.  Prior to this updated guidance, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2016 and apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator elected to adopt the amendments for the year ended December 31, 2016.  Accordingly, the amendment was retrospectively applied resulting in the removal of the investments for which fair value is measured using the NAV per share practical expedient from the fair value tables in the Investment Valuation note.  The total amount of the investments measured at NAV is disclosed so that total investments in the fair value tables can be reconciled to total investments at fair value on the statements of net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share or unit multiplied by the number of respective shares or units held.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation — Continued

Collective trust funds - Valued at the NAV provided by the administrator of the fund.  The NAV is used as a practical expedient to estimate fair value.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  Redemption from these funds is permitted daily.

Certificate of deposit - Valued at amortized cost, which approximates fair value given the instruments’ short duration of less than 130 days.

Corporate debt - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote if available.

U.S. Government securities - Valued using pricing models maximizing the use of observable inputs for similar securities.

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•                  Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

•                  Level 2 — Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•                  Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation — Continued

The following tables summarize the basis used to measure assets at fair value at December 31, 2016 and 2015 (dollars in thousands):

	Basis of Fair Value Measurement
2016	Level 1	Level 2	Level 3	Total

Common stock	$1,134,630	$—	$—	$1,134,630
Mutual funds	1,271,053	—	—	1,271,053
Certificate of deposit	—	3,802	—	3,802
Corporate debt	—	231,271	—	231,271
U.S. Government securities	—	15,695	—	15,695
Total assets at fair value	$2,405,683	$250,768	$—	2,656,451
Assets measured at NAV:
Collective trust funds				1,107,670
Total investments				$3,764,121

	Basis of Fair Value Measurement
2015	Level 1	Level 2	Level 3	Total

Common stock	$1,205,090	$—	$—	$1,205,090
Mutual funds	1,750,642	—	—	1,750,642
Corporate debt	—	98,512	—	98,512
U.S. Government securities	—	131,166	—	131,166
Total assets at fair value	$2,955,732	$229,678	$—	3,185,410
Assets measured at NAV:
Collective trust funds				242,936
Total investments				$3,428,346

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.  No allowance for credit losses has been recorded as of December 31, 2016 and 2015.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  Investment fees for mutual funds, collective trust, and managed accounts are charged against the net assets of the respective fund.  AbbVie pays other record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

A summary of AbbVie common share data as of December 31, 2016 and 2015 is presented below:

	2016	2015
AbbVie common shares, 13,587,259 and 14,100,045 shares, respectively, (dollars in thousands)	$850,834	$835,287
Market value per share	$62.62	$59.24

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

A significant portion of the Plan’s assets is invested in AbbVie common shares.

Participants pay fees to the recordkeeper for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Board of Review, and will be terminated if AbbVie completely discontinues its contributions under the Plan.  All participants’ account balances are fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant.  At the present time, AbbVie has no intention of terminating the Plan.

NOTE F - TAX STATUS

The Plan has not yet filed a Form 5300 Application for Determination for Employee Benefit Plan with the IRS to request a favorable determination letter confirming that the Plan and related Trust are designed in accordance with applicable sections of the IRC.  However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G - SUBSEQUENT EVENTS

AbbVie has evaluated subsequent events and other than disclosed below there were no subsequent events that require recognition or additional disclosure in these financial statements.

During 2016, AbbVie acquired Stemcentrx, Inc. In February 2017, approximately $5 million of assets held on behalf of Stemcentrx employees by a multiple employer plan transferred into the Plan.

On June 6, 2017, Aon plc announced the completion of the sale of its AonHewitt benefit administration business to Blackstone Group LP.  The business now operates under the name Alight Solutions.

SUPPLEMENTAL SCHEDULE

AbbVie Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

(Dollars in thousands)

Identity of party involved/ description of asset/ rate/ maturity	Cost (a)	Current value

*ABBVIE INC., common shares		$850,834

ABBOTT LABORATORIES, common shares		283,796

Mutual funds
AMERICAN FUNDS EUROPACIFIC GROWTH		169,123
AMERICAN FUNDS THE GROWTH FUND OF AMERICA		338,196
AMERICAN FUNDS WASHINGTON MUTUAL INVESTORS FUND		130,867
DIAMOND HILL SMALL/MID CAP FUND		106,791
GMO GLOBAL ASSET ALLOCATION SERIES FUND		137,640
JPMORGAN CORE BOND FUND		191,022
PIMCO ALL ASSET FUND		61,117
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND		136,297

Collective trust funds
SSGA TARGET RETIREMENT 2015 SERIES FUND		10,962
SSGA TARGET RETIREMENT 2020 SERIES FUND		44,633
SSGA TARGET RETIREMENT 2025 SERIES FUND		54,389
SSGA TARGET RETIREMENT 2030 SERIES FUND		54,179
SSGA TARGET RETIREMENT 2035 SERIES FUND		36,178
SSGA TARGET RETIREMENT 2040 SERIES FUND		30,622
SSGA TARGET RETIREMENT 2045 SERIES FUND		16,664
SSGA TARGET RETIREMENT 2050 SERIES FUND		11,109
SSGA TARGET RETIREMENT 2055 SERIES FUND		1,883
SSGA TARGET RETIREMENT 2060 SERIES FUND		1,060
SSGA TARGET RETIREMENT INCOME SERIES FUND		9,172
VANGUARD INSTITUTIONAL 500 INDEX TRUST		511,560
VANGUARD INSTITUTIONAL EXTENDED MARKET TRUST		241,317
WELLINTGON MID CAP GROWTH FUND		46,486
WELLINGTON WTC-CIF II INTERNATIONAL SMALL-CAP EQUITY FUND		36,835
*COLLECTIVE SHORT TERM INVESTMENT FUND		621

Certificate of Deposit
MIZUHO BANK LTD FLT RT CD DUE 12-12-2017		3,802

Corporate Debt
BANK NEDERLANDSE GEMEENTEN FLTG 14/07/2017		12,502
BK NED GEMEENTEN FR SNR 05/18		12,036
DEXIA CR LOC NY BRH MED TEM NTS VAR 01-11-2017		1,650
DUKE ENERGY FLTG RT 1.14639% DUE 03-06-2017		200
ERSTE ABWICKLUNG 29/01/2018		12,809
ERSTE ABWICKLUNGSALT 1.0% DUE 02-27-2017		4,996
EXPORT - IMPORT BK KOREA FLT RT 01-14-2017		300
EXPORT DEV CANADA FRN SNR 04/2018		5,003
EXXON MOBIL CORP FLTG RT 1.83456% DUE 03-01-2019		4,190
FMS WERTMANAGEMENT FRN 18/05/18		5,004
FMS WERTMANAGEMENT FRN GTD SNR 01/18		7,007
FMS WERTMANAGEMENT GLOBAL NT .625% DUE 01-30-2017		10,552
GM FINL AUTOMOBILE LEASING TR 2016-2 10-22-2018		959
HBOS TREAS SVCS 5.25% 21/02/2017		4,028
HSBC BANK PLC FRNS 15/05/2018		1,287
HSBC USA INC NEW FLTG RT DUE 03-03-2017		3,001
INTL BUSINESS 7.625% DUE 10-15-2018		331
KOMMUNALBANKEN AS FRN 20/02/18		12,019
KOMMUNINVEST I SVE FRN 17/08/18		12,518
KOREA EAST-WEST 2.5% DUE 07-16-2017		3,309
KOREA LD & HSG CORP 1.875 DUE 08-02-2017		2,248
L-BANK BW FOERDERBANK 0.875% SER EMTN 20/03/2017		10,998
NASSAU CNTY N Y 1.4% 12-15-2017		2,506

Corporate Debt - continued
NED WATERSCHAPSBK FR SNR 10/17	12,008
NEDERLANDSE WATERSCHAPSBANK FLTG RT 2-14-2018	12,019
NISSAN AUTO LEASE .75% DUE 09-15-2017	1,927
NISSAN AUTO LEASE 1.26% DUE 12-17-2018	3,997
NISSAN AUTO LEASE FLTG RT 1.37389% DUE 08-15-2018	1,962
NORDRH-WESTFALEN FRN MTN 07/2017	3,612
NORDRH-WESTFALEN FRN SNR 09/2018	8,011
NORDRH-WESTFALEN IDX/LKD-FRN 03/05/2017	3,003
NRW BANK 1% SNR 22/05/17	1,600
NRW BANK FRN SNR 03/2019	12,669
NRW BANK FRN SNR 08/18	12,061
NRW BANK FRN SNR 10/17	12,014
SACHSEN-ANHALT 1.25% SNR 14/05/2018	6,856
SHELL INTL FIN B V GTD NT FLTG RATE DUE 05-10-2017	200
SINGTEL GROUP TREASURY PTE 2.375% SNR GTD EMTN 08/09/2017	854
STATOIL ASA FLTG RT 1.23817% DUE 11-09-2017	1,401
STATOIL ASA GTD NT FLTG DUE 11-08-2018	2,002
SUMTER LANDING CMNTY DEV DIST FLA RECREATIONAL REV 1.448% 10-01-2017	250
TOTAL CAP INTL GTD NT 1 DUE 01-10-2017	150
UNIV CAL REVS FLTG RATE NTS-TAXABLE-SER Y-1 VAR RT DUE 07-01-2041	700
WELLS FARGO BK N A SAN FRAN CAL MEDIUM TERM FLTH RT DUE 01-22-2018	4,522

U.S. Government Securities
FHLB DISC NT 01-18-2017 0% NTS 18/01/17	1,100
UNITED STATES TREAS NTS 1.25% DUE 11-30-2018	3,004
UNITED STATES TREAS NTS DTD 01/31/2013 .875% DUE 01-31-2018	11,591

*Loans to participants, 3.25% to 8.75%	46,240

$3,810,361

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBVIE PUERTO RICO SAVINGS PLAN

DECEMBER 31, 2016 AND 2015

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AbbVie Inc. Employee Benefit Board of Review

AbbVie Puerto Rico Savings Plan

We have audited the accompanying statements of net assets available for benefits of the AbbVie Puerto Rico Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AbbVie Puerto Rico Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of AbbVie Puerto Rico Savings Plan’s financial statements.  The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 28, 2017

3

AbbVie Puerto Rico Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2016 and 2015

(Dollars in thousands)

	2016	2015
Assets
Cash	$200	$85
Investments, at fair value	246,955	234,703
Notes receivable from participants	9,393	10,291
Accrued interest and dividend income	19	—
Due from brokers	19	497

Total assets	256,586	245,576

Liabilities
Cash overdraft	171	—
Accrued administrative expenses	14	—
Due to brokers	199	1

Total liabilities	384	1

NET ASSETS AVAILABLE FOR BENEFITS	$256,202	$245,575

The accompanying notes are an integral part of these statements.

4

AbbVie Puerto Rico Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2016

(Dollars in thousands)

Additions
Contributions
Employer	$3,057
Participant	7,294
Rollovers	52

Total contributions	10,403

Investment income
Net appreciation in fair value of investments	4,017
Interest and dividends	7,069

Net investment income	11,086

Interest income on notes receivable from participants	326

Total additions	21,815

Deductions
Benefits paid to participants	11,089
Other expenses	99

Total deductions	11,188

NET INCREASE	10,627

Net assets available for benefits
Beginning of year	245,575

End of year	$256,202

The accompanying notes are an integral part of this statement.

5

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Puerto Rico Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Employees of AbbVie Inc.’s (“AbbVie”) selected subsidiaries and affiliates in Puerto Rico (the “Company”) may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan’s sponsor is AbbVie Ltd.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Mercer Trust Company and Mercer HR Services LLC (collectively, “Mercer”) served as the custodian and record keeper of the Plan through June 30, 2016.  Effective July 1, 2016, the Plan changed the record keeper of the Plan from Mercer to AonHewitt and the custodian from Mercer to The Northern Trust Company (“Custodian”).  Banco Popular de Puerto Rico serves as trustee (“Trustee”) of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Puerto Rico Savings Plan Trust (“Trust”). The Trust is administered by the Trustee, the Custodian and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions immediately following their date of hire.  Eligible employees electing to participate may contribute from 2% to 25% of their eligible earnings to the Trust, subject to certain limitations.  Participants may choose to make their contributions from either pretax earnings or after-tax earnings or both.  Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions.  Participants’ pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011, as amended.  Participant contributions may be invested in any of the investment options offered by the Plan.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of AbbVie and for the year ended December 31, 2016, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan.  Employer contributions are invested each pay period according to the employee’s investment elections.

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NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

The Plan offers a variety of investment options including mutual funds and collective trusts of assorted investment strategies, target date funds, a short-term investment fund and AbbVie common shares.  AbbVie was established by the January 1, 2013 separation of Abbott Laboratories (“Abbott”) into two publicly traded companies.  The separation was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2016, approximately $96,100 of forfeitures were used to reduce AbbVie’s contributions.  As of December 31, 2016 and 2015, approximately $17,700 and $400, respectively, of forfeitures were available.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in cash, AbbVie common shares or direct rollovers, as applicable.  Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made by the 1st of April following the year the participant reaches age 70-1/2.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  Prior to separation of service, participants are permitted to withdraw their rollover contributions and their after-tax contributions in shares or in cash, subject to certain limitations.

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NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants

Participants may convert their pretax accounts to one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is generally made through periodic payroll deductions but a loan may be repaid in a lump sum at any time.  For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Adoption of New Accounting Rules

On May 1, 2015 the Financial Accounting Standards Board issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent).  The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient.  Prior to this updated guidance, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2016 and apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator elected to adopt the amendments for the year ended December 31, 2016.  Accordingly, the amendment was retrospectively applied resulting in the removal of the

8

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Adoption of New Accounting Rules - Continued

investments for which fair value is measured using the NAV per share practical expedient from the fair value tables in the Investment Valuation note.  The total amount of the investments measured at NAV is disclosed so that total investments in the fair value tables can be reconciled to total investments at fair value on the statements of net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share or unit multiplied by the number of shares or units held.

Collective trust funds - Valued at the NAV provided by the administrator of the fund.  The NAV is used as a practical expedient to estimate fair value.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  Redemption from these funds is permitted daily.

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•                  Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

•                  Level 2 — Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•                  Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

9

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables summarize the basis used to measure assets at fair value at December 31, 2016 and 2015 (dollars in thousands):

	Basis of Fair Value Measurement
2016	Level 1	Level 2	Level 3	Total

Common stock	$147,266	$—	$—	$147,266
Mutual funds	69,672	—	—	69,672
Total assets at fair value	$216,938	$—	$—	216,938
Assets measured at NAV:
Collective trust funds				30,017
Total investments				$246,955

	Basis of Fair Value Measurement
2015	Level 1	Level 2	Level 3	Total

Common stock	$159,093	$—	$—	$159,093
Mutual funds	70,034	—	—	70,034
Total assets at fair value	$229,127	$—	$—	229,127
Assets measured at NAV:
Collective trust funds				5,576
Total investments				$234,703

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.  No allowance for credit losses has been recorded as of December 31, 2016 and 2015.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

10

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund.  The Company pays other record-keeping and administration fees and Banco Popular de Puerto Rico trustee fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

A summary of AbbVie common share data as of December 31, 2016 and 2015 is presented below:

	2016	2015
AbbVie common shares, 1,792,986 and 1,916,150, respectively (dollars in thousands)	$112,277	$113,513
Market value per share	$62.62	$59.24

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

A significant portion of the Plan’s assets is invested in AbbVie common shares.

Participants pay fees to the recordkeeper for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  These transactions qualify as permitted party-in-interest transactions.

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NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Committee, and will be terminated if AbbVie completely discontinues its contributions under the Plan.  All participants’ account balances are fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant.  At the present time, AbbVie has no intention of terminating the Plan.

NOTE F - TAX STATUS

On July 3, 2015, the Department of the Treasury of the Commonwealth of Puerto Rico issued its most recent letter to the effect that the Plan, as written, qualifies under Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011, as amended and, consequently, is exempt from local income tax.  The Plan has been amended since the letter was issued.  The Plan’s management believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G - SUBSQUENT EVENTS

The Company has evaluated subsequent events and other than disclosed below there were no subsequent events that require recognition or additional disclosure in these financial statements.

On June 6, 2017, Aon plc announced the completion of the sale of its AonHewitt benefit administration business to Blackstone Group LP.  The business now operates under the name Alight Solutions.

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SUPPLEMENTAL SCHEDULE

AbbVie Puerto Rico Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value

*AbbVie Inc., common stock		$112,277

Abbott Laboratories, common stock		34,989

Mutual funds
American Funds EuroPacific Growth Fund, Class R6		4,635
American Funds Growth Fund of America, Class R6		10,666
American Funds Washington Mutual Investors Fund, Class R6		2,820
Blackrock Money Market Fund		23,946
Diamond Hill Small/Mid-Cap Fund		2,750
GMO Global Asset Allocation Series Fund, Class R6		4,602
J.P. Morgan Core Bond Fund		9,981
PIMCO All Asset Fund		2,328
Vanguard Total International Stock Index Fund		7,944

Collective trust fund
SSgA Target Retirement 2015 Series Fund		747
SSgA Target Retirement 2020 Series Fund		2,023
SSgA Target Retirement 2025 Series Fund		2,388
SSgA Target Retirement 2030 Series Fund		1,622
SSgA Target Retirement 2035 Series Fund		773
SSgA Target Retirement 2040 Series Fund		236
SSgA Target Retirement 2045 Series Fund		248
SSgA Target Retirement 2050 Series Fund		137
SSgA Target Retirement 2055 Series Fud		73
SSgA Target Retirement 2060 Series Fund		48
SSgA Target Retirement Income Series Fund		197
Vanguard Institutional 500 Index Fund		13,201
Vanguard Institutional Extended Market Fund		6,139
Wellington Mid Cap Growth Fund		979
Wellington WTC-CIF II International Small-Cap Equity Fund		945
*Collective Short Term Investment Fund		261

*Loans to participants, 3.25% to 8.25%		9,393

		$256,348

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

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EXHIBITS

23.1                        Consent of Independent Registered Public Accounting Firm — AbbVie Savings Plan

23.2                        Consent of Independent Registered Public Accounting Firm — AbbVie Puerto Rico Savings Plan

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBVIE SAVINGS PROGRAM

Date:	June 28, 2017	By:	/s/ Michael J. Thomas
Michael J. Thomas
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm — AbbVie Savings Plan

23.2	Consent of Independent Registered Public Accounting Firm — AbbVie Puerto Rico Savings Plan